Exhibit 99.6

[Letterhead of Water Asset Management, LLC]

February 8, 2008

Mr. David F. Morris
Senior Vice President. General Counsel
and Chief Administrative Officer
Insituform Technologies. Inc.
17088 Edison Avenue
Chesterfield, MO 63005

Dear Mr. Morris:

Thank you for your letter of February 6, 2008 confirming submission of our slate of five nominees (the "Stockholder Nominees") to stand for election to the Board of Directors (the "Board") of Insituform Technologies, Inc. (the "Company") at the next annual or special meeting of stockholders at which directors of the Company are to be elected.

We are, of course, aware of the Corporate Governance and Nominating Committee's responsibilities and its role in recommending the slate of nominees that will he endorsed by the Board. Although it is gracious of the Committee to offer to consider the Stockholder Nominees' qualifications, we must respectfully decline the invitation.

We intend to nominate the Stockholder Nominees in order to implement an agenda that centers on immediately pursuing strategic alternatives, including the possibility of a sale of the Company, and immediately ending the search for a permanent CEO. Quite frankly, we believe that the Company is at a crossroads and that a candidate's commitment to that agenda is among the most important criteria for determining who should serve on the Board.

Since the Board has not affirmatively embraced that agenda, we believe the Stockholder Nominees should be evaluated by the Company's stockholders rather than by current Board members who stand to be replaced by the Stockholder Nominees. No less than the future of the Company and the wealth of its stockholders is at stake, and for that reason we will allow the stockholders to make this critical decision.

Mr. David F. Morris
February 8, 2008

Nonetheless, if we shared with the Board a common vision of the Company's future, we would readily entertain a discussion about the composition of the Board. To that end, we request a meeting with the Board in the near future to discuss the Company's business plan, its strategic alternatives and its future. We will be contacting you early next week to arrange a mutually convenient time when we can meet with the Board to discuss these critical matters.

Sincerely,

/s/ Matthew J. Diserio                    /s/ Disque D. Deane, Jr.
Matthew J. Diserio                      Disque D. Deane, Jr.
President                            Chief Investment Officer

cc:	Mr. Stephen P. Cortinovis Ms. Stephanie A. Cuskley Mr. John P. Duhinsky Ms. Juanita H. Hinshaw Mr. Alfred T. McNeill Mr. Sheldon Weinig
Mr. Alfred L. Woods